SMTP, Inc.
95 Fulkerson Street
Cambridge, Massachusetts 02141
617-500-8635

February 10, 2011

Ms. Kathryn Jacobson
Mr. Kyle Moffatt
Mr. Brandon Hill
Mr. Larry Spirgel
Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          SMTP, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Dear Ms. Jacobson and Messrs. Moffatt, Hill and Spirgel:

Set forth below are the Company’s responses to written comments provided to the Company by the staff of the Commission (the “Staff”) on Wednesday, February 8, 2010. The Company has filed Amendment No 3. to the registration statement originally filed on December 2, 2010 on Form S-1 to reflect each of the responses.

Table B: Condensed Statements of Operations, page 2

1.

Please revise the operating expenses and net income for the nine months ended September 30, 2009 to be consistent with the amounts reported in the Condensed Statements of Operations on page F-3

Response: We have updated the disclosures.

Summary Compensation Table, page 36

2.

Please revise the table to separate base salary and bonus into separate columns pursuant to Item 402(n)(2)

Response: We have updated the disclosures.

3.

Please disclose the aggregate grant date fair value of the options granted to Mr. Harrison in 2010 computed in accordance with FASB ASC Topic 718. See Item 402(n)(2)(vi).

Response: We have updated the disclosures.

4.

Please disclose the expiration date (August 1, 2014) for Mr. Harrison’s options in a footnote to the table. We note that the expiration date in the agreement filed as exhibit 10.3 to your registration statement has been left blank.

Response: We have updated the disclosures.

Outstanding equity awards at fiscal year-end table

5.

Please provide the disclosure required by Item 402(n)

Response: We have updated the disclosures.

Report of Independent Registered Public Accounting Firm, page F-2
Financial Statements for the Years Ended December 31, 2009 and December 31, 2008, pages F-3 to F-12

6.

Please revise to label the above-referenced financial statements as “Restated.” Include a footnote discussing the restatement and the amounts restated. Additionally, please have your auditors refer to the restatement in their audit report.

Response: We have updated the disclosures.

Financial Statements for the Three Months and the Nine Months Ended September 30,2010 and September 30, 2009, pages F-1 to F-11

7.

Please revise to label the above referenced financial statements as “Restated.” Include a footnote discussing the restatement and the amounts restated.

Response: We have updated the disclosures.

We acknowledge that:

1.  The Company is responsible for the adequacy and accuracy of the disclosure in the filing; and

2.  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Semyon Dukach
Semyon Dukach
Chief Executive Officer